TERMINATION OF PROXY AND RIGHT OF FIRST REFUSAL AGREEMENT

         This Termination of Proxy and Right of First Refusal Agreement (this "Termination Agreement") is entered into as of April 16, 2007, by and between Julia Stefanko ("Ms. Stefanko") and Haig S. Bagerdjian ("Mr. Bagerdjian").

                                    RECITALS

         A. Ms. Stefanko and Mr. Bagerdjian are parties to a Proxy and Right of First Refusal Agreement dated as of January 18, 2007 (the "Proxy and Right of First Refusal Agreement") pursuant to which, among other things, (i) Ms. Stefanko granted to Mr. Bagerdjian an irrevocable proxy with respect to all shares of the common stock of Point.360, a California corporation ("Point.360"), that she beneficially owns with respect to a vote, consent, waiver, or other action by Point.360's shareholders prior to July 31, 2008 on a proposal regarding a "Change of Control" (as such term is defined in the Proxy and Right of First Refusal Agreement), and (ii) Mr. Bagerdjian and Ms. Stefanko each gave to the other party a right of first refusal to purchase any shares of Point.360 common stock that he or she proposes to sell prior to July 31, 2008, other than on the open market.

         B. Point.360 intends to enter into an Agreement and Plan of Merger and Reorganization (as the same may be amended from time to time, the "Merger Agreement"), with DG FastChannel, Inc., a Delaware corporation (the "DG"), and New 360, a California corporation, pursuant to which DG will (i) make an exchange offer to acquire all of the issued and outstanding shares of common stock of Point.360, and (ii) after DG has acquired shares of Point.360 common stock pursuant to the Merger Agreement, Point.360 will merge with and into DG upon the terms and subject to the conditions set forth in the Merger Agreement.

         C. As a condition to its willingness to enter into the Merger Agreement, DG has requested Ms. Stefanko and Mr. Bagerdjian to terminate the Proxy and Right of First Refusal Agreement. Ms. Stefanko and Mr. Bagerdjian believe that the Merger Agreement is in their best interests and are willing to terminate the Proxy and Right of First Refusal Agreement.

         NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, Ms. Stefanko and Mr. Bagerdjian hereby agree as follows:

         1. Effective as of the date that the Merger Agreement is executed and delivered by all of the parties thereto, the Proxy and Right of First Refusal Agreement hereby is terminated.

         2. If the Merger Agreement is terminated for any reason pursuant to any provision in Section 8.1 of the Merger Agreement, (i) this Termination Agreement automatically shall be rescinded in full, effective concurrently with the termination of the Merger Agreement and without the need by Ms. Stefanko or Mr. Bagerdjian to execute an instrument implementing such rescission, and (ii) each and every provision of the Proxy and Right of First Refusal Agreement automatically shall be reinstated in full, effective concurrently with the termination of the Merger Agreement and without the need by Ms. Stefanko or Mr. Bagerdjian to execute an instrument implementing the reinstatement of the Proxy and Right of First Refusal Agreement.

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         IN WITNESS WHEREOF, the undersigned have executed and delivered this
Termination Agreement as of the date first written above.

                                             _____________________________
                                             HAIG S. BAGERDJIAN


                                             _____________________________
                                             JULIA STEFANKO






















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